                                                               Page 1 of 3 pages

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 18)*

                       Stone & Webster, Incorporated
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  86157210
                               (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 86157210               13G                           Page 2 of 3 pages
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1.       Name of reporting person
         S.S. or I.R.S. Identification No. of above person

         Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (no change)

------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group*

                                                                       (a) (  )
                                                                       (b) (  )

------------------------------------------------------------------------
3.       SEC use only

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4.       Citizenship or place of organization

         New York  (no change)

------------------------------------------------------------------------
                                            5.    Sole Voting Power
           Number of                                 NONE (no change)
            shares                          ---------------------------
       beneficially                         6.       Shared Voting Power
        owned by                                        1,597,420
            each                            ---------------------------
          reporting                         7.       Sole Dispositive Power
           person                                 NONE (no change)
            with                            ---------------------------
                                            8.       Shared Dispositive Power
                                                        1,597,420

------------------------------------------------------------------------
9.       Aggregate amount beneficially owned by each reporting person

         1,597,420 (See Note A of attached Schedule 13G)

------------------------------------------------------------------------
10.      Check box if the aggregate amount in row (9) excludes certain
         shares*                                       (  )

------------------------------------------------------------------------
11.      Percent of class represented by amount in row 9

         Approximately 12.4%

------------------------------------------------------------------------
12.      Type of Reporting person*

         OO  (no change)

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                                                               Page 3 of 3 pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)


Item 4.        Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

             (a)  Amount Beneficially Owned:

                   1,597,420 shares as of December 31, 1996 (see Note A)

             (b)  Percent of Class:

                  Approximately 12.4%

             (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote    0
             (ii)  shared power to vote or to direct the vote  1,597,420
            (iii)  sole power to dispose or to direct the
                      disposition of                              0
             (iv)  shared power to dispose or to direct the
                      disposition of                              1,597,420

Note A.

         The filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

         Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Committee under the
                                            Employee Investment Plan of
                                            Stone & Webster, Incorporated
                                            and Participating Subsidiaries

                                            By


                                            PETER F. DURNING
                                            Peter F. Durning
                                            Secretary
Date: January 28, 1997